Exhibit 99.3

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Notice of Annual General Meeting 2003 and Explanation of Special Business

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM A STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR SHARES IN PRUDENTIAL PLC, PLEASE FORWARD THIS DOCUMENT, TOGETHER WITH THE FORM(S) OF PROXY AS SOON AS POSSIBLE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH OR TO WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

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DAVID CLEMENTI CHAIRMAN

4 April 2003	PRUDENTIAL PLC LAURENCE POUNTNEY HILL LONDON EC4R 0HH

Annual General Meeting
This year’s Annual General Meeting is to be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 8 May 2003 at 11.00 a.m. and the Notice of the Meeting is set out at the end of this document on pages 4 and 5.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary Resolution 1: Annual Report and Accounts 2002
The business of the Meeting will begin with a resolution to receive the Annual Report and Accounts in respect of the year ended 31 December 2002. Shareholders will have the opportunity to put any questions to the Directors before the resolution is proposed to the Meeting.

Ordinary Resolution 2: Remuneration Report
Following the introduction of new legislation, shareholders now have the opportunity to cast an advisory vote on the Remuneration Report for the financial year ended 31 December 2002.

The Report is set out in full on pages 33 to 43 of the Annual Report and Accounts 2002 and on pages 32 to 42 of the Annual Review and Summary Financial Statement 2002, copies of which have been sent to all shareholders and which are also obtainable from the Registered Office of the Company or from the Company’s website, www.prudential.co.uk

Ordinary Resolutions 3 to 7: Election and Re-election of Directors
Brief biographical details of those Directors who are proposed for re-election appear on pages 28 and 29 of the Annual Report and Accounts 2002 and on pages 28 and 29 of the Annual Review and Summary Financial Statement 2002. I hope you will find these helpful.

Ordinary Resolution 8: Re-appointment of Auditors
Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s Auditors until the conclusion of the next Annual General Meeting and to grant authority to the Directors to determine their remuneration.

Ordinary Resolutions 9 and 10: Political Donations
At the Annual General Meeting last year, shareholders passed a resolution giving the Directors of the Company and the Directors of the Company’s non-wholly owned subsidiary, Egg plc, authorisation to make donations or incur expenditure which they would otherwise be prohibited from making or incurring following the coming into effect of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the Act). That power will expire at the conclusion of this year's Annual General Meeting. Accordingly, the Notice of this year’s Annual General Meeting includes a resolution to renew this authority.

The Company considers that the authority sought to allow it to incur this type of expenditure up to an aggregate limit of £100,000 for itself and £50,000 for Egg plc are necessary, principally to ensure that, because of the uncertainty over which bodies are covered by the Act’s definition of ‘EU political organisation’, the Company and Egg plc do not unintentionally breach the Act.

Prudential plc
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.

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The Company and Egg plc have no intention of changing their current practice of not making donations to political parties in the EU and neither will do so without the specific endorsement of their shareholders. However, the Act defines ‘EU political organisation’ widely to include, amongst other things, an organisation which carries on activities which are capable of being reasonably regarded as intended to influence public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU political organisations may include, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform. It may, depending upon the activity or campaign, be in the Company’s and/or Egg plc’s interest to support or participate in such groups or organisations. The purpose of the resolutions is to enable the Company and/or Egg plc to do so without inadvertently breaching the Act. Egg plc will seek a separate resolution from its shareholders at its own Annual General Meeting.

Ordinary Resolution 11: Approval of the Prudential 2003 Savings-Related Share Option Scheme (the Scheme)
The Company has operated a savings-related share option scheme for the benefit of its UK employees since 1983. This scheme will expire in May 2003. Shareholders are being asked to approve a replacement scheme. The new scheme will be based on the provisions of the 1983 scheme updated to reflect new legislation and current practices. A description of the principal provisions of the Scheme is set out in Appendix 1 to the Notice of the Meeting on page 7.

Ordinary Resolutions 12 and 13: Increase of Authorised Share Capital and Directors’ Authority to Allot Shares
It is proposed to increase the authorised share capital of the Company from £120 million to £150 million (an increase of 25 per cent) to allow the Company greater flexibility to allot shares.

On the basis that the resolution to increase the authorised share capital is passed, it is proposed to authorise the Directors to allot up to a maximum of 667 million shares in the Company, representing approximately 33.33 per cent of the issued share capital at 14 March 2003. This authority will replace the existing authority and will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution14: Renewal of Authority for Dis-application of Pre-emption Rights
At the Annual General Meeting last year, shareholders passed a resolution giving the Directors authorisation for the limited dis-application of Section 89 of the Companies Act 1985, empowering them in certain limited circumstances to allot shares for cash otherwise than in accordance with statutory pre-emption rights. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of the Meeting includes a resolution to renew this authority.

This authority only extends (apart from rights issues and scrip dividends) to the issue of shares up to a maximum of 100 million shares representing approximately five per cent of the total issued share capital of the Company at 14 March 2003. As regards rights issues and scrip dividends, the Directors believe that the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its dis-application in these circumstances. This renewed authority will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 15: Renewal of Authority for Purchase of Own Shares
The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and would be for the benefit of shareholders generally.

Accordingly, as last year, shareholders are being asked in the resolution set out in the Notice of the Meeting to authorise the Company to make market purchases of its shares up to a maximum of 200 million

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(representing approximately 10 per cent of the Company’s issued share capital at 14 March 2003) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. The authority conferred by this resolution will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 16: Amendment to Articles of Association
The Directors are proposing a change to the Articles of Association of the Company to facilitate the electronic appointment of proxies via facilities such as CREST. The proposed amendment provides the Company with wider discretion to decide what, if any, evidence is required before determining whether a proxy appointment is valid.

Recommendation
The Directors consider that all the proposals described in this circular are in the best interests of the shareholders as a whole and unanimously recommend shareholders to vote in favour of these resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings.

Annual General Meeting and Action To Be Taken
If you are unable to attend and vote at the Annual General Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are two methods of appointing a proxy:

(a)	by completing, signing and returning the enclosed Form of Proxy;

or

(b)	by logging onto www.sharevote.co.uk; or if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our Registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Annual General Meeting and voting in person should you so wish.

The Notice of the Meeting is set out on pages 4 and 5.

Yours sincerely

David Clementi
Chairman

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NOTICE OF ANNUAL GENERAL MEETING

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169).

Notice is hereby given that the Annual General Meeting of the Company will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 8 May 2003 at 11.00 a.m. for the transaction of the following business:

ORDINARY BUSINESS

1.	To receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2002 with the Auditors’ Report thereon.

2.	To approve the Remuneration Report for the year ended 31 December 2002.

3.	To re-elect as a Director Mr M G A McLintock.

4.	To re-elect as a Director Mr A D Stewart.

5.	To re-elect as a Director Mr R G Mendoza.

6.	To elect as a Director Mr L J H Becht.

7.	To elect as a Director Mr D C Clementi.

8.	To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to fix the amount of their remuneration.

SPECIAL BUSINESS

As special business, to consider and, if thought fit, to pass the following resolutions (resolutions 9, 10, 11, 12 and 13 being proposed as ordinary resolutions and resolutions 14, 15 and 16 as special resolutions):

ORDINARY RESOLUTIONS

POLITICAL DONATIONS

Resolution 9
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in Section 347A of that Act) up to a maximum aggregate sum of £100,000, as follows:

(a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004; and

(b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

Resolution 10
THAT Egg plc be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in Section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows:

(a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004; and

(b) Egg plc may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

SAVINGS–RELATED SHARE OPTION SCHEME

Resolution 11
THAT the Prudential 2003 Savings-Related Share Option Scheme (the Scheme) the principal terms of which are summarised at Appendix 1 to this Notice and the rules of which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the Scheme into effect including the making of any amendments to the rules as they may consider necessary or desirable.

AUTHORISED SHARE CAPITAL

Resolution 12
THAT the authorised share capital of the Company be increased to £150 million by the creation of an additional 600 million ordinary shares of 5 pence each.

AUTHORITY TO ALLOT SHARES

Resolution 13
THAT, subject to the passing of resolution 12, the authority conferred on the Directors by Article 12 of the Company’s Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount shall be £33,350,000.

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SPECIAL RESOLUTIONS

RENEWAL OF AUTHORITY FOR DIS-APPLICATION OF PRE-EMPTION RIGHTS

Resolution 14
THAT, subject to the passing of resolution 13, the power conferred on the Directors by Article 13 of the Company’s Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed and for that period the Section 89 amount shall be £5,000,000.

RENEWAL OF AUTHORITY FOR PURCHASE OF OWN SHARES

Resolution 15
THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association, to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company provided that:

(a) the maximum aggregate number of shares hereby authorised to be purchased is 200 million;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(c) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 5 pence;

and further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2004 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

AMENDMENT TO ARTICLES OF ASSOCIATION

Resolution 16
THAT Articles 100 and 101 of the Company’s Articles of Association be removed and replaced by the following:

“100. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 100(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

101. A proxy appointment which is not delivered or received in accordance with Article 99 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.”

OTHER BUSINESS

To transact any other business appropriate to be dealt with at an annual general meeting.

On behalf of the Board of Directors,

Peter Maynard
Company Secretary
Prudential plc
Laurence Pountney Hill
London
EC4R 0HH

4 April 2003

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NOTES TO NOTICE OF MEETING

PROXIES

1. Members’ attention is drawn to the Form of Proxy accompanying this Notice. A member entitled to vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy or proxies pursuant to the Company’s Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company.

A proxy may be appointed by any of the following methods:

completing and returning the enclosed Form of Proxy; or

logging onto www.sharevote.co.uk using the Reference Number, Card ID and Account Number given on the Form of Proxy (or alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy via www.shareview.co.uk, by clicking on Company Meetings and following the instructions provided).

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company's Registrars no later than 11.00 a.m. on 6 May 2003.

UNCERTIFICATED SECURITIES

2. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company hereby gives notice that only those shareholders entered on the register of members of the Company as at 6.00 p.m. on 6 May 2003, or, if this meeting is adjourned, on the register of members 48 hours before the time of any adjourned meeting, will be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 p.m. on 6 May 2003, or, if this meeting is adjourned, on the register of members 48 hours before the time of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

3. Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the Company on any weekday (Saturdays and public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion:

(a) the rules of the proposed Prudential 2003 Savings–Related Share Option Scheme;

(b) the register of directors’ interests and copies of the service contracts in-force between the Company and the executive directors;

(c) the current Articles of Association and the proposed amendments to Articles 100 and 101.

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APPENDIX 1
PRINCIPAL PROVISIONS OF THE
PRUDENTIAL 2003 SAVINGS-RELATED SHARE
OPTION SCHEME

GENERAL

The Prudential 2003 Savings-Related Share Option Scheme (the Scheme) is designed to incentivise all UK resident employees, including executive directors. Application will be made to the Inland Revenue for approval of the Scheme under the provisions of Schedule 9 to the Income and Corporation Taxes Act 1988.

ELIGIBILITY

All employees (including executive directors) with three years’ continuous employment with a company in the Prudential group may apply for options under the Scheme whenever it is operated. The Board may permit other employees to participate and may shorten the period of qualifying service.

Invitations to participate in the Scheme may be issued during the period of six weeks following Inland Revenue approval of the Scheme, and thereafter within six weeks after the announcement of the Company’s results for any period, or any day on which the Board determines that exceptional circumstances exist which justify a grant. No options may be granted under the Scheme after the tenth anniversary of its approval by shareholders.

SAVINGS CONTRIBUTIONS

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions of up to £250 (or any higher amount permitted by legislation) from their pay. The participant must select the date on which his savings will be repaid to him (the maturity date) which may be three, five or seven years after commencement of the savings contract. The number of shares over which a participant may be granted an option will be the number of shares that can be acquired on the maturity date, at the exercise price, with the savings plus a bonus payable by the savings institution on that date.

EXERCISE PRICE

The exercise price of an option may not be less than 80 per cent of the middle market quotation of a share derived from the London Stock Exchange Daily Official List for such three consecutive dealing days as the Board may determine falling within the period of 30 days immediately preceding the day on which the relevant option is granted (or 42 days in the event that an over-subscription for options requires a scaling-back of options).

EXERCISE OF OPTIONS

An option may normally only be exercised during the six month period following the maturity date of the related savings contract. In certain circumstances, early exercise of options is permitted in respect of the number of shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant reaches age 65 or leaves employment with the group by reason of death, retirement, injury, disability or redundancy (within the meaning of the Employment Rights Act 1996) or as a result of a sale of the business or company in which the participant is employed. If the Company is taken over or reorganised options may be exercised early or, if the acquiring company so agrees, may be exchanged for equivalent options over shares in that acquiring company. If a participant leaves employment with the group other than in such special circumstances, his option will normally lapse.

VARIATIONS IN SHARE CAPITAL

In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of the Company’s share capital, the number of shares under option and/or the exercise price may be adjusted by the Board with the approval of the Inland Revenue, provided the auditors confirm that the adjustment is, in their opinion, fair and reasonable.

RIGHTS OF OPTION HOLDERS

Options are not transferable and, except where exercise is permitted following the death of the option holder, may only be exercised by the persons to whom they were granted.

SCHEME LIMITS

No options may be granted under the Scheme if such grant would cause the number of shares which have been issued or which remain issuable pursuant to options granted in the preceding 10 years under the Scheme and other share option schemes operated by the Company or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s issued ordinary share capital at the proposed date of grant.

AMENDMENTS TO THE SCHEME

The Board may amend the Scheme, but no amendment to the advantage of participants may be made to certain provisions such as those relating to eligibility, equity dilution, indivudal participation limits, the determination of the exercise price, the adjustments that may be made following a rights issue or any other variation of share capital and the amendment powers, without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Scheme, to take account of the provisions of any proposed or existing legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any member of the group or any participant). All amendments require the prior approval of the Inland Revenue.

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PRUDENTIAL PLC LAURENCE POUNTNEY HILL LONDON EC4R 0HH